# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agility Robotics, Inc., CIK 0002074973
CUSIP: 008470106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4698 Truax Drive SE, Salem, Oregon (OR), 97317
Date of event which requires filing of this statement: 11/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001770617

## Reporting persons
- DCVC V, L.P. ("DCVC V"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 23,541,228; shared voting power 0; sole dispositive power 23,541,228; shared dispositive power 0; aggregate amount beneficially owned 23,541,228 (9.7% of the class)
  Comment: Note to Row 5: 23,541,228 shares, except that DCVC V GP, LLC ("DCVC V GP"), the general partner of DCVC V, may be deemed to have sole voting power with respect to such shares, and Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC V GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 23,541,228 shares, except that DCVC V GP, the general partner of DCVC V, may be deemed to have sole dispositive power with respect to such shares, and Ocko and Bogue, the managing members of DCVC V GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- DCVC V GP, LLC ("DCVC V GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 23,541,228; shared voting power 0; sole dispositive power 23,541,228; shared dispositive power 0; aggregate amount beneficially owned 23,541,228 (9.7% of the class)
  Comment: Note to Row 5: 23,541,228 shares, all of which are held by DCVC V, L.P. ("DCVC V"), for whom DCVC V GP serves as general partner, except that Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC V GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 23,541,228 shares, all of which are held by DCVC V, for whom DCVC V GP serves as general partner, except that Ocko and Bogue, the managing members of DCVC V GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- DCVC VI, L.P. ("DCVC VI"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,759,384; shared voting power 0; sole dispositive power 8,759,384; shared dispositive power 0; aggregate amount beneficially owned 8,759,384 (3.6% of the class)
  Comment: Note to Row 5: 8,759,384 shares, except that DCVC VI GP, LLC ("DCVC VI GP"), the general partner of DCVC VI, may be deemed to have sole voting power with respect to such shares, and Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC VI GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 8,759,384 shares, except that DCVC VI GP, the general partner of DCVC VI, may be deemed to have sole dispositive power with respect to such shares, and Ocko and Bogue, the managing members of DCVC VI GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- DCVC VI GP, LLC ("DCVC VI GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,759,384; shared voting power 0; sole dispositive power 8,759,384; shared dispositive power 0; aggregate amount beneficially owned 8,759,384 (3.6% of the class)
  Comment: Note to Row 5: 8,759,384 shares, all of which are held by DCVC VI, L.P. ("DCVC VI"), for whom DCVC VI GP serves as general partner, except that Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DCVC VI GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 8,759,384 shares, all of which are held by DCVC VI, for whom DCVC VI GP serves as general partner, except that Ocko and Bogue, the managing members of DCVC VI GP, may be deemed to have shared dispositive power with respect to such shares.
  
  Note to Row 8: See response to row 7.
- Zachary Bogue ("Bogue"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,300,612; sole dispositive power 0; shared dispositive power 32,300,612; aggregate amount beneficially owned 32,300,612 (13.3% of the class)
  Comment: Note to Row 6: 32,300,612 shares, consisting of (i) 23,541,228 shares held by DCVC V, L.P. ("DCVC V"), for which DCVC V GP, LLC ("DCVC V GP") serves as general partner, and (ii) 8,759,384 shares held by DCVC VI, L.P. ("DCVC VI"), for which DCVC VI GP, LLC ("DCVC VI GP") serves as general partner. Bogue, as a managing member of each of DCVC V GP and DCVC VI GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 8: 32,300,612 shares, consisting of (i) 23,541,228 shares held by DCVC V, for which DCVC V GP serves as general partner, and (ii) 8,759,384 shares held by DCVC VI, for which DCVC VI GP serves as general partner. Bogue, as a managing member of each of DCVC V GP and DCVC VI GP, may be deemed to have shared dispositive power with respect to such shares.
- Matthew Ocko ("Ocko"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,300,612; sole dispositive power 0; shared dispositive power 32,300,612; aggregate amount beneficially owned 32,300,612 (13.3% of the class)
  Comment: Note to Row 6: 32,300,612 shares, consisting of (i) 23,541,228 shares held by DCVC V, L.P. ("DCVC V"), for which DCVC V GP, LLC ("DCVC V GP") serves as general partner, and (ii) 8,759,384 shares held by DCVC VI, L.P. ("DCVC VI"), for which DCVC VI GP, LLC ("DCVC VI GP") serves as general partner. Ocko, as a managing member of each of DCVC V GP and DCVC VI GP, may be deemed to have shared voting power with respect to such shares.
  
  Note to Row 8: 32,300,612 shares, consisting of (i) 23,541,228 shares held by DCVC V, for which DCVC V GP serves as general partner, and (ii) 8,759,384 shares held by DCVC VI, for which DCVC VI GP serves as general partner. Ocko, as a managing member of each of DCVC V GP and DCVC VI GP, may be deemed to have shared dispositive power with respect to such shares.

## Item 1. Issuer
Name of issuer: Agility Robotics, Inc.
Address of issuer's principal executive offices: 4698 Truax Drive SE, Salem, OR 97317

## Item 2. Person Filing
Name of person filing:
DCVC V, L.P., a Delaware limited partnership ("DCVC V"), DCVC V GP, LLC, a Delaware limited liability company ("DCVC V GP"), DCVC VI, L.P., a Delaware limited partnership ("DCVC VI"), DCVC VI GP, LLC, a Delaware limited liability company ("DCVC VI GP"), Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

DCVC V GP is the general partner of DCVC V, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC V. DCVC VI GP is the general partner of DCVC VI, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC VI. Ocko and Bogue are the managing members of each of DCVC V GP and DCVC VI GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC V and DCVC VI.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is: 270 University Avenue, Palo Alto, CA 94301
Citizenship: DCVC V and DCVC VI are Delaware limited partnerships. DCVC V GP and DCVC VI GP are Delaware limited liability companies. Ocko and Bogue are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of DCVC V and DCVC VI, and the limited liability company agreements of DCVC V GP and DCVC VI GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DCVC V, L.P. ("DCVC V"): /s/ Matthew Ocko, Matthew Ocko, Managing Member of the General Partner (11/12/2026)
- DCVC V, L.P. ("DCVC V"): /s/ Zachary Bogue, Zachary Bogue, Managing Member of the General Partner (11/12/2026)
- DCVC V GP, LLC ("DCVC V GP"): /s/ Matthew Ocko, Matthew Ocko, Managing Member (11/12/2026)
- DCVC V GP, LLC ("DCVC V GP"): /s/ Zachary Bogue, Zachary Bogue, Managing Member (11/12/2026)
- DCVC VI, L.P. ("DCVC VI"): /s/ Matthew Ocko, Matthew Ocko, Managing Member of the General Partner (11/12/2026)
- DCVC VI, L.P. ("DCVC VI"): /s/ Zachary Bogue, Zachary Bogue, Managing Member of the General Partner (11/12/2026)
- DCVC VI GP, LLC ("DCVC VI GP"): /s/ Matthew Ocko, Matthew Ocko, Managing Member (11/12/2026)
- DCVC VI GP, LLC ("DCVC VI GP"): /s/ Zachary Bogue, Zachary Bogue, Managing Member (11/12/2026)
- Zachary Bogue ("Bogue"): /s/ Zachary Bogue, Zachary Bogue (11/12/2026)
- Matthew Ocko ("Ocko"): /s/ Matthew Ocko, Matthew Ocko (11/12/2026)